United States securities and exchange commission logo





                               January 5, 2024

       Cynthia Lo Bessette
       President
       Fidelity Wise Origin Bitcoin Trust
       c/o FD Funds Management LLC
       245 Summer Street V13E
       Boston, MA 02210

                                                        Re: Fidelity Wise
Origin Bitcoin Trust
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-254652

       Dear Cynthia Lo Bessette:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. Please revise your discussion of Incidental Rights throughout the prospectus to clarify, if true, that the only
crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that
with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to
irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust
seeks to change this position, an application would need to be filed with the SEC by your
listing exchange seeking approval to amend its listing rules.
 Cynthia Lo Bessette
FirstName   LastNameCynthia   Lo Bessette
Fidelity Wise  Origin Bitcoin Trust
Comapany
January     NameFidelity Wise Origin Bitcoin Trust
         5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
Cover Page

2. Refer to your response to comment 2. Please include in the cover page the disclosure in your Plan of Distribution section that the initial Authorized Participant will be a statutory underwriter with respect to the initial purchase of Baskets. Prospectus Summary
The Trust's Fees and Expenses, page 6

3. Please revise your disclosure to specify who is responsible for on-chain transaction fees incurred in connection with transfers or sales of bitcoin to cover fees and expenses.
Use of Proceeds, page 9

4. We note your added disclosure on pages 9 and 73 that the Trust will receive bitcoin from a third party, as well as your disclosure on page 72 that a bitcoin trading counterparty will purchase bitcoin. Please revise to identify the third party and bitcoin trading counterparty. In addition, please revise to clarify whether the third party is subject to U.S.
         federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions and maintains practices and policies designed to comply with AML and KYC regulations or similar laws in non-U.S. jurisdictions that are referenced on page 29. Risk Factors
The Trust's Custodian could become insolvent or become subject to a receivership, page 34

5. Refer to your response to comment 4 and note that Article VII of your Custodian
         Agreement permits termination upon the Custodian's insolvency or a material deterioration of its financial condition and discusses the procedure to identify a successor custodian. Please specifically address the risks of having to replace the Custodian under such circumstances.
Calculation of NAV, page 59

6. Refer to your responses to comment 8 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.
7. Refer to your revised disclosure in response to comment 7. Please revise to specify the bitcoin trading platforms that are available on Crypto Data Feed Streaming Level 1's feed.
 Cynthia Lo Bessette
FirstName   LastNameCynthia   Lo Bessette
Fidelity Wise  Origin Bitcoin Trust
Comapany
January     NameFidelity Wise Origin Bitcoin Trust
         5, 2024
January
Page 3 5, 2024 Page 3
FirstName LastName
The Trust's Service Providers
The Sponsor, page 64

8. Refer to your amended disclosure in response to comment 10, which states that the
         Sponsor has managed several digital asset-focused funds since its formation in 2019.
         Please identify the digital asset-focused funds that the Sponsor has managed since 2019.
Plan of Distribution
Selling Shareholders, page 70

9. We note your addition of this Selling Shareholders disclosure. We also note that the Trust sold one Share to FMR Capital, Inc. for $40 on November 30, 2023. Please revise to clarify whether there are any Selling Shareholders in this offering and provide additional information about the Selling Shareholders, including but not limited to, their identities, the amount of Shares that they hold and will sell, the consideration paid, their relationship to the Sponsor, and their status as an underwriter.
Creation and Redemption of Shares, page 71

10. We note your revised disclosure on page 71 that "subject to obtaining all applicable regulatory approvals, the Trust may in the future permit Authorized Participants to purchase or redeem Baskets in exchange for bitcoin." We have the following comments:
             Please revise to clarify here that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval.
             Please revise to clarify here how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.
             Please confirm your understanding, consistent with the undertaking required by Item
             512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
Delivery of Required Deposits, page 73

11. We note your revised disclosure in response to comment 13 that the Sponsor has the authority to set or modify the cut-off time for purchase orders. We reissue our prior comment in part. Please revise to disclose the circumstances pursuant to which the
         Sponsor may set or modify the cut-off time for purchase orders. Redemption Procedures, page 74

12. We note your disclosure that the procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets. Please
 Cynthia Lo Bessette
Fidelity Wise Origin Bitcoin Trust
January 5, 2024
Page 4
      expand to provide detailed disclosure regarding the cash redemption order process and procedures.
Exhibits

13. The legal opinion attached as Exhibit 5.1 relies on a legal opinion by Richards, Layton
      & Finger, P.A. to the extent any of the opinions expressed therein relate to matters arising under the laws of the State of Delaware. Please attach such legal opinion to the extent one exists, or advise. Please also have counsel sign and date the opinion.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNameCynthia Lo Bessette
                                                            Division of
Corporation Finance
Comapany NameFidelity Wise Origin Bitcoin Trust
                                                            Office of Crypto
Assets
January 5, 2024 Page 4
cc:       Morrison C. Warren
FirstName LastName